UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32395
CONOCOPHILLIPS STORE SAVINGS PLAN
(Full title of the Plan)
ConocoPhillips
(Name of issuer of securities)

600 North Dairy Ashford Houston, Texas	77079
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
Financial statements of the ConocoPhillips Store Savings Plan, filed as a part of this annual report, are listed in the accompanying index.
(b) Exhibits
Exhibit 23    Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Store Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS STORE SAVINGS PLAN
/s/ F. M. Vallejo
F. M. Vallejo
Plan Financial Administrator

June 23, 2009

Index To Financial Statements And Schedule	ConocoPhillips Store Savings Plan

Report of Independent Registered Public Accounting Firm
The ConocoPhillips Store Savings Plan Committee
ConocoPhillips Store Savings Plan
We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Store Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Houston, Texas
June 23, 2009

Statements of Net Assets Available for Benefits	ConocoPhillips Store Savings Plan

	Thousands of Dollars
At December 31	2008	2007

Assets
Investments, at fair value
Mutual funds	$14,186	$19,161
Plan interest in Master Trusts:
Stable Value Fund	1,660	1,545
ConocoPhillips Stock Fund	2,538	4,293
DuPont Stock Fund	32	65
Loans to Plan participants	161	164

Total assets	18,577	25,228

Net assets available for benefits, at fair value	18,577	25,228
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	65	(13)

Net assets available for benefits	$18,642	$25,215

See Notes to Financial Statements.

Statement of Changes In Net Assets Available for Benefits	ConocoPhillips Store Savings Plan

Thousands
Year Ended December 31, 2008	of Dollars

Additions
Contributions
Active employee deposits	$484
Employer Contributions	88
Rollovers	175

Total contributions	747

Investment income (loss)
Interest and dividend income	458
Interest on participant loans	12
Plan interest in Master Trusts
Stable Value Fund	75
ConocoPhillips Stock Fund	(1,617)
DuPont Stock Fund	(24)
Net depreciation in fair value of investments — mutual funds	(3,927)

Total investment income (loss)	(5,023)

Total additions	(4,276)

Deductions
Distributions to participants or their beneficiaries	2,295
Administrative expenses	1
Other deductions	1

Total deductions	2,297

Net decrease	(6,573)

Net assets available for benefits
Beginning of year	25,215

End of year	$18,642

See Notes to Financial Statements.

Notes To Financial Statements	ConocoPhillips Store Savings Plan
Note 1—Plan Description
The following description of the ConocoPhillips Store Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution, 401(k) profit sharing plan. The Plan was established in 1985, and has been amended and restated at various times since its formation. ConocoPhillips Company is the Plan sponsor (Sponsor). The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
An active employee of Kayo Oil Company (Company), a subsidiary of the Sponsor, is eligible to participate upon the attainment of age 21 and the completion of one year of eligibility service as defined in the Plan document.
Investment Funds
Plan assets are invested in a variety of investment funds, including ConocoPhillips Common Stock (Company Stock); however, the DuPont Stock Fund is closed to new investment elections. Investments in the Plan are participant-directed in 1% increments.
Active Employee Deposits
Active employees can deposit between 1% and 30% of their eligible pay, as defined in the Plan document (Pay), to the Plan on a before-tax basis.
Active employees are eligible to make catch-up deposits to the Plan beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.
Company Contributions
The Company makes a matching contribution to the account of each retail store manager (this includes a manager or manager in training but not an assistant manager) (Retail Store Manager) who is making a deposit of 2% or more of Pay to the Plan. If a Retail Store Manager deposits 2% or more of Pay, the 2% deposit is deemed a “matched before-tax deposit” and the Retail Store Manager’s account receives a Company matching contribution equal to 2% of Pay. Deposits by a Retail Store Manager in excess of the 2% matched before-tax deposit and deposits of up to 30% of Pay by other active employees are deemed “regular before-tax deposits,” and are not subject to Company matching contributions.

Participant Accounts
Each participant’s account is credited with their deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.
Vesting
Participants are fully vested in regular before-tax deposits and matched before-tax deposits in their accounts. The participating Retail Store Managers vest in the Company’s matching contribution if 3 years of vesting service is satisfied by completing 1,000 hours of service each year either by actually earning 1,000 hours of service in the year or receiving 190 hours of service for each month served as an employee. Retail Store Managers can also vest in the Company’s matching contribution if employment continues until the normal retirement date, which is the 1st day of the month coincident with or immediately following a 65th birthday, even if the Retail Store Manager has less than 3 years of service.
Forfeitures
The Company matching contribution attributable to the matched before-tax deposits of a participating, non-vested Retail Store Manager is forfeited if the Retail Store Manager terminates employment prior to satisfying the vesting requirements; provided, however, that if the non-vested Retail Store Manager is rehired by the Company within five years, the prior service will be counted toward the Plan’s vesting schedule. Forfeited amounts are applied against future Company contributions.
Voting Rights
As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. An active employee participant on the voting valuation date may direct the trustee to vote the non-directed shares.
Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.
Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using the weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.
Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Certain installment distribution options offered under previous plans were grandfathered into the Plan.
Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $500. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, one outstanding loan is available at any one time for a term of up to 58 months.
Trust Agreements
The trust agreement with Vanguard provides for the administration of certain assets in the Plan.
Additionally, there are three master trust agreements:
The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.
The Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts and short-term investments. The trustee is State Street Bank and Trust Company.
The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock Fund. The trustee is Vanguard.
Administration
The Plan is administered by the ConocoPhillips Store Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Sponsor, collectively referred to as the Plan Administrators. The members of the Committee are appointed by the Board of Directors of the Sponsor or its delegate. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the Sponsor positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Sponsor for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Sponsor.
Note 2—Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Distributions to participants or their beneficiaries are recorded when paid.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the SVF and the adjustment from fair value to contract value. The contract value of the SVF represents contributions plus earnings, less participant withdrawals and administrative expenses.
Fair Value Measurements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for its measurement, and expands disclosures about fair value measurements. Refer to Note 4 and Note 8 for disclosures provided for fair value measurements of plan investments and master trust investments, respectively.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note 3—Investments
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and short-term investments. The investment contracts are backed by fixed income instruments, units of common collective trusts (CCTs), and assets in an insurance company’s general or separate account. The short-term investment fund is valued at amortized cost, which approximates fair value. (See Note 8 on Master Trusts for more detail on the SVF including the fair value computation methodology.) Participant loans are valued at carrying value, which approximates fair value.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investments that comprised 5% or more of the fair value of net assets available for benefits for the years ended December 31, 2008, and 2007, are as follows:

	Thousands of Dollars
At December 31	2008	2007

Mutual funds:
Vanguard Balanced Index Signal Fund	$2,146	$3,215
Vanguard Prime Money Market Fund	7,230	7,163
Vanguard Total International Stock Index Fund	1,286	2,862
Vanguard Value Index Signal Fund	2,255	4,219
Note 4—Fair Value Measurements
SFAS No. 157, “Fair Value Measurements,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008 (See Note 8 for the fair value hierarchy for the master trust investments):

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total

Mutual funds	$14,186	$—	$—	$14,186
Loans to Plan participants	—	—	161	161

Total investment assets at fair value	$14,186	$—	$161	$14,347

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	Thousands of Dollars
	Loans to Plan
	participants	Total

Balance, beginning of year	$164	$164
Repayments, issuances, and settlements	(3)	(3)

Balance, end of year	$161	$161

Note 5—Tax Status
The Plan received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Note 6—Related-Party Transactions
A portion of the Plan’s assets is invested in Company Stock. Because ConocoPhillips is the parent of the Sponsor, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions qualify as related-party transactions. All of these types of transactions are exempt from the prohibited transaction rules.
Note 7—Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 8—Master Trusts
Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund. These investment options provided by the Plan are also available to participants in the ConocoPhillips Savings Plan. Each plan’s beneficial interest in the master trust funds is based on that plan’s proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis.

Stable Value Fund
The Plan’s proportionate share of SVF Master Trust net assets was approximately 0.1% as of December 31, 2008, and December 31, 2007.
The SVF consists of guaranteed investment contracts (GICs), synthetic investment contracts (SYNs), and short-term investments. In a traditional GIC, the insurance company uses SVF deposits to purchase investments that are held in the insurance company’s general account. The insurance company is contractually obligated to repay the principal and a specified rate of interest guaranteed to the SVF Master Trust. In a SYN structure, the underlying investments are owned by the SVF Master Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Master Trust consist of CCTs, short-term investments, and U.S. Treasury notes. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs are set at the time of purchase and are fixed for the specified contract period. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.
Key factors influencing future interest crediting rates for a wrapper contract include:
•	the level of market interest rates

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	the investment returns generated by the fixed income investments that back the wrapper contract, and

•	the duration of the underlying investments backing the wrapper contract.
While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive contracts.”

The SVF values as of December 31, 2008, and December 31, 2007, were as follows:

	Thousands of Dollars
At December 31	2008	2007
SVF, at fair value
GICs	$—	$32,572
Short-term investments	33,298	41,147
SYNs:
CCTs	1,786,455	1,805,831
Short-term investments	156	51
U.S. Treasury notes	5,483	36,404
Wrapper contracts	2,828	—

Total assets	1,828,220	1,916,005

Total liabilities	—	—

Net assets, at fair value	1,828,220	1,916,005

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	70,685	(16,600)

Net assets	$1,898,905	$1,899,405

Ratio of year-end market value yield to investments, at fair value	6.711%	5.371%

Ratio of year-end crediting rate to investments, at fair value	4.274%	4.994%
Fair value of GICs are determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and is adjusted for liquidity and credit quality. For those GICs with no stated payment dates, the projected value at the end of the required days notice period is assumed to pay in full and this payment is then discounted following the process described above.
The CCTs are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust. The short-term investment fund is valued at amortized cost, which approximates fair value. The U.S. Treasury notes are valued at market price plus accrued interest. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.

The significant components of the changes in net assets relating to the SVF are as follows:

Thousands
of Dollars
Year Ended December 31, 2008
Contributions	$54,885
Interest income (net)	84,097
Interfund transfers in	330,238
Asset transfer in	72,382
Distributions	(231,515)
Participant loans	(3,588)
Other additions	11
Interfund transfers out	(307,010)

Net decrease	(500)
Beginning of year	1,899,405

End of year	$1,898,905

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider, or in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurring.
The following table sets forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value as of December 31, 2008:

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total

Short-term investments	$33,454	$—	$—	$33,454
CCTs	—	1,786,455	—	1,786,455
U.S. Treasury notes	5,483	—	—	5,483
Wrapper contracts	—	—	2,828	2,828

Total SVF Master Trust investment assets at fair value	$38,937	$1,786,455	$2,828	$1,828,220

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the SVF Master Trust’s level 3 investment assets for the year ended December 31, 2008:

	Thousands of Dollars
	Wrapper
	contracts	Total

Balance, beginning of year	$—	$—
Unrealized gains / (losses)	2,828	2,828

Balance, end of year	$2,828	$2,828

ConocoPhillips Stock Fund
The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. The Plan’s proportionate share of ConocoPhillips Stock Fund Master Trust net assets was approximately 0.1% as of December 31, 2008, and December 31, 2007.
The ConocoPhillips Stock Fund values as of December 31, 2008, and December 31, 2007, were as follows:

	Thousands of Dollars
At December 31	2008	2007

ConocoPhillips Stock Fund	$2,120,997	$3,262,620
The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

Thousands
of Dollars
ConocoPhillips Stock Fund
Year Ended December 31, 2008
Contributions	$123,121
Dividend income	71,089
Net depreciation in fair value of Company Stock	(1,367,288)
Interfund transfers in	653,209
Asset transfer in	42,491
Distributions	(183,048)
Participant loans	(21,878)
Other deductions	(767)
Interfund transfers out	(458,552)

Net decrease	(1,141,623)
Beginning of year	3,262,620

End of year	$2,120,997

The following table sets forth by level, within the fair value hierarchy, the ConocoPhillips Stock Fund Master Trust’s investment assets at fair value as of December 31, 2008:

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total

Common stock	$2,120,997	$—	$—	$2,120,997

Total ConocoPhillips Stock Fund Master Trust investment assets at fair value	$2,120,997	$—	$—	$2,120,997

DuPont Stock Fund
The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This option is closed to new investment elections. The Plan’s proportionate share of DuPont Stock Fund master trust net assets was approximately 0.06% as of December 31, 2008, and December 31, 2007.
The DuPont Stock Fund values as of December 31, 2008, and December 31, 2007, were as follows:

	Thousands of Dollars
At December 31	2008	2007

DuPont Stock Fund	$53,706	$105,273
The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

Thousands
DuPont Stock Fund	of Dollars
Year Ended December 31, 2008
Dividend income	$3,695
Other additions	5
Net depreciation in fair value of stock	(40,555)
Distributions	(5,522)
Participant loans	(83)
Other deductions	(20)
Interfund transfers out	(9,087)

Net decrease	(51,567)
Beginning of year	105,273

End of year	$53,706

The following table sets forth by level, within the fair value hierarchy, the DuPont Stock Fund Master Trust’s investment assets at fair value as of December 31, 2008:

	Thousands of Dollars
	Level 1	Level 2	Level 3	Total

Common stock	$53,706	$—	$—	$53,706

Total DuPont Stock Fund Master Trust investment assets at fair value	$53,706	$—	$—	$53,706

Note 9—Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2008	2007

Net assets available for benefits as reported in the financial statements	$18,642	$25,215
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	(65)	13

Net assets available for benefits as reported in the Form 5500	$18,577	$25,228

The following is a reconciliation of net decrease for the year ended December 31, 2008, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

		Thousands
		of Dollars
Year Ended December 31, 2008

Net decrease as reported in the financial statements		$(6,573)
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2008		(65)
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2007		(13)

Net decrease as reported in the Form 5500		$(6,651)

Note 10—Subsequent Event
It is anticipated that the ConocoPhillips Store Savings Plan will be merged into ConocoPhillips Savings Plan during 2009.

Schedule H, Line 4i—	ConocoPhillips Store Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 027
At December 31, 2008

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	5,489 units, Vanguard 500 Index Signal Fund	**	$377

	130,673 units, Vanguard Balanced Index Signal Fund	**	2,146

	13,906 units, Vanguard Extended Market Index Signal Fund	**	287

	10,280 units, Vanguard Growth Index Signal Fund	**	193

	7,230,332 units, Vanguard Prime Money Market Fund	**	7,230

	40,459 units, Vanguard Total Bond Market Index Signal Fund	**	412

	119,231 units, Vanguard Total International Stock Index Fund	**	1,286

	134,811 units, Vanguard Value Index Signal Fund	**	2,255

* Participants	Loans to Plan participants, Interest rates ranging from 4.0% to 8.5%	—	161

			$14,347

*	Party-in-interest

**	Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Store Savings Plan

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm